Exhibit 99.3

Second Quarter 2020

Message from the Chair of the Board and the President and Chief Executive Officer

Context: Global COVID-19 pandemic

The results for the second quarter of 2020 were recorded during the global COVID-19 pandemic, which has affected Hydro-Québec’s financial and business performance in recent months. Because of the public health emergency declared by the Québec government in March, several industry sectors scaled back or shut down their operations, and then gradually resumed them as of May. The company’s financial results reflect this significant disruption of the economy.

Impacts include a decrease in electricity sales both in and outside Québec, an increase in operational expenditure, as well as the postponement of several capital projects.

There continues to be great uncertainty about the scope and duration of the public health crisis and the related economic slowdown, but it is certain that the repercussions of the pandemic on Hydro-Québec’s operations will continue to be felt in the coming quarters. Management is currently assessing the longer-term extent of these impacts.

Second quarter	For the second quarter of 2020, Hydro-Québec posted net income of $80 million, a decrease of $184 million compared to $264 million a year earlier.

On the Québec market, net electricity sales declined by $38 million compared to the second quarter of 2019, mainly because of a 1.3-TWh reduction in baseload demand in the commercial, institutional and small industrial segment, primarily on account of the shutdown of stores and businesses.

On markets outside Québec, Hydro-Québec Production’s net electricity exports totaled $223 million for 6.0 TWh, a decrease of $67 million or 0.4 TWh compared to the corresponding quarter of 2019. This decrease is mainly attributable to lower prices on export markets due to the pandemic.

Operational expenditure rose by $86 million compared to the same period last year, in particular because of the impact of the pandemic on the company’s operations. First, the number of hours of work capitalized in the cost of investment projects decreased substantially because a number of construction or refurbishment projects were scaled back, suspended or postponed in the context of the public health emergency. Second, due to the difficult economic conditions, some accounts receivable began to show signs of deterioration, which led to an increase in the allowance serving to mitigate the risk that the related debts might be uncollectible. On the other hand, the economic slowdown gave rise to a decrease of certain expenses, such as overtime and personnel expenses.

It should also be recalled that, in the second quarter of 2019, Hydro-Québec had recognized a $46-million non-recurring charge resulting from the write-off of certain costs related to the Northern Pass Transmission (NPT) project.

Summary of results for the first six months	For the six months ended June 30, 2020, Hydro-Québec recorded net income of $1,605 million, or $433 million less than the $2,038 million posted for the same period last year.

On the Québec market, net electricity sales decreased by $145 million compared to the first six months of 2019, primarily under the combined effect of two factors. On the one hand, temperatures, which were milder in winter 2020 than during the previous winter, had a negative impact of $271 million on electricity sales. On the other hand, external electricity and fuel purchases by Hydro-Québec Distribution et Services partagés dropped by $76 million because of lower output from wind farms under contract.

On markets outside Québec, Hydro-Québec Production’s net electricity exports were $647 million, a $158-million decrease due to the impact of temperatures in the first quarter, which resulted in lower demand and lower prices on export markets, as well as the global pandemic in the second quarter, which also led to lower prices. Net export volume therefore totaled 14.7 TWh for the first six months of 2020, or 1.7 TWh less than in the same period in 2019. However, the lower market prices were partially offset by the positive impact of the company’s sales and risk management strategies.

Operational expenditure rose by $145 million compared to the first half of 2019, in particular because of the combined effect of a number of pandemic-related factors, including a decrease in the number of work hours capitalized in the cost of investment projects, an increase in the allowance serving to mitigate the risk associated with potentially uncollectible debts, as well as a reduction in overtime and personnel expenses. In addition, the pension plan’s current service cost increased, mainly because of a decrease, at the end of 2019, in long-term interest rates on capital markets, which determine the discount rates.

Finally, it should be noted that Hydro-Québec had recognized a $46-million non-recurring charge in 2019 resulting from the write-off of certain costs related to the NPT project.

Page 2	Second Quarter 2020

Consolidated results for the first six months

Revenue totaled $7,187 million, compared to $7,572 million in the first half of 2019.

Revenue from ordinary activities was $7,103 million, compared to $7,597 million for the same period last year, as a result of a $488-million decrease in electricity sales. In Québec, these amounted to $6,360 million, or $333 million less than for the first six months of 2019. The difference is mainly due to the $271-million negative impact of temperatures, which were milder in winter 2020 than in the previous winter, and to a reduction in baseload demand in the commercial, institutional and small industrial segment, as well as in the large industrial customer segment, following the shutdown of a large number of stores and businesses for several weeks in the spring. However, this reduction was partially offset by higher consumption by aluminum smelters due to the resumption of operations at a large facility in the Centre-du-Québec region in summer 2019, following a prolonged labor conflict. Revenue from electricity sales on markets outside Québec was $676 million, compared to $831 million a year earlier.

Revenue from other activities increased by $109 million, mainly because, after the coming into force of the Act to simplify the process for establishing electricity distribution rates, Hydro-Québec Distribution et Services partagés stopped recognizing variances between actual revenue and costs for certain items and the forecasts in the rate filings, which had had a negative impact of $112 million in the first half of 2019.

Total expenditure amounted to $4,260 million, an increase of $53 million compared to $4,207 million in the same period in 2019. This rise is due to a $145-million increase in operational expenditure, which was partially offset by a $97-million decrease in electricity and fuel purchases essentially resulting from lower purchases from wind farms.

Financial expenses totaled $1,322 million, compared to $1,327 million a year earlier.

Segmented results for the first six months

Further to organizational adjustments that took effect on June 1, 2020, Hydro-Québec now comprises the following three divisions:

-   Hydro-Québec Production, which is part of the Innovation et Hydro-Québec Production structural unit;

-   Hydro-Québec TransÉnergie et Équipement;

-   Hydro-Québec Distribution et Services partagés.

This restructuring had no impact on the company’s business segments or the reporting of segmented information in the consolidated financial statements. Hydro-Québec therefore continues to carry out its activities in four reportable business segments, namely Generation, Transmission, Distribution and Construction, as well as Corporate and Other Activities, as they are defined in the Annual Report 2019.

Second Quarter 2020	Page 3

Generation

The Generation segment posted net income of $1,146 million, a $135-million reduction compared to $1,281 million in the first half of 2019. Net electricity exports decreased by $158 million, primarily because demand and prices were lower on export markets under the combined impact of temperatures and the pandemic. Electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution et Services partagés were down by $42 million, mainly on account of the milder temperatures in winter 2020. It should also be remembered that, in the second quarter of 2019, the company had recognized a $46-million non-recurring charge resulting from the write-off of certain costs related to the NPT project.

Transmission

The Transmission segment’s net income was $331 million, comparable to the $342 million recorded a year earlier.

Distribution

The Distribution segment recorded net income of $298 million for the first six months of 2020, compared to $444 million for the same period in 2019. Revenue declined by $221 million, largely as a result of a $333-million decrease in revenue from electricity sales in Québec, itself mainly due to the negative impact of the mild temperatures in winter 2020. Electricity purchases, the related transmission costs and fuel purchases dropped by $144 million. More specifically, supplies from Hydro-Québec Production decreased by $42 million because of the lower volume of electricity sales in Québec, while electricity purchases from third parties were down by $69 million, essentially because of a $53-million reduction in wind power purchases. Finally, operational expenditure rose by $70 million, primarily because of the increase in the allowance serving to mitigate the risk associated with potentially uncollectible debts in the context of the pandemic.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. The volume of activity in this segment totaled $839 million, compared to $878 million in the first six months of 2019.

Investment

During the first six months of 2020, Hydro-Québec invested $1,388 million in property, plant and equipment and intangible assets, compared to $1,513 million in the same period last year. This decrease is due to the slowdown, suspension or postponement of work on many of the company’s jobsites.

Hydro-Québec Production allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region, where reservoir impoundment began in the second quarter. At the same time, it continued investing to ensure the long-term operability of its generating facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Page 4	Second Quarter 2020

Hydro-Québec TransÉnergie et Équipement allocated part of its investments in the Transmission segment to building lines and substations. The division also continued to upgrade and modernize its facilities to ensure the reliability and long-term operability of its transmission assets and maintain service quality. Some examples of this include construction of the 735-kV Micoua–Saguenay line, the projects to replace the transmission grid control and special protection systems, as well as ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution et Services partagés made further investments to better meet customer needs, including connecting the Côte-Nord communities of La Romaine and Unamen Shipu, currently served by an off-grid system. The division is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

Financing

During the second quarter, Hydro-Québec made two issues on the Canadian capital market, one for variable-rate notes maturing in 2023, for a total amount of $1.0 billion, and the other for fixed-rate bonds with a nominal amount of $0.5 billion maturing in 2055, at a cost of 2.24%.

These financing activities raised $1.7 billion, bringing the amount generated since the beginning of the year to $3.1 billion.

The proceeds will be used to support part of the investment program and to repay higher-rate maturing debt.

Jacynthe Côté	Sophie Brochu

Chair of the Board	President and Chief Executive Officer

August 28, 2020

Second Quarter 2020	Page 5

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2020	2019	2020	2019

Revenue	12	2,816	2,932	7,187	7,572

Expenditure

Operations		788	702	1,541	1,396

Other components of employee future benefit cost	9	(123)	(140)	(247)	(279)

Electricity and fuel purchases		516	505	1,095	1,192

Depreciation and amortization	4	651	686	1,298	1,323

Taxes		253	250	573	575
		2,085	2,003	4,260	4,207

Income before financial expenses		731	929	2,927	3,365

Financial expenses	5	651	665	1,322	1,327

Net income		80	264	1,605	2,038

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2020	2019	2020	2019

Net income		80	264	1,605	2,038

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	(299)	157	(141)	25

Net change in employee future benefits		31	11	62	23

Translation differences in financial statements of foreign operations		1	–	5	(1)
		(267)	168	(74)	47

Comprehensive income		(187)	432	1,531	2,085

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2020

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2020	As at December 31, 2019

ASSETS
Current assets

Cash and cash equivalents		4,298	1,115

Short-term investments		1,532	445

Accounts receivable and other receivables		2,333	2,488

Derivative instruments	7	145	186

Regulatory assets		122	118

Materials, fuel and supplies		300	291
		8,730	4,643

Property, plant and equipment		66,088	65,992

Intangible assets		980	925

Investments	6	1,776	1,132

Derivative instruments	7	62	24

Regulatory assets		4,880	4,959

Other assets		900	888

		83,416	78,563

LIABILITIES
Current liabilities

Borrowings		3,141	40

Accounts payable and accrued liabilities		1,885	2,897

Dividend payable		–	2,192

Accrued interest		928	911

Asset retirement obligations		88	66

Derivative instruments	7	7	30

Current portion of long-term debt	7	2,925	1,817
		8,974	7,953

Long-term debt	7	46,207	43,690

Asset retirement obligations		804	821

Derivative instruments	7	1	–

Regulatory liabilities		337	343

Other liabilities		3,841	4,048

Perpetual debt	7	273	260
		60,437	57,115

EQUITY

Share capital		4,374	4,374

Retained earnings		21,087	19,482

Accumulated other comprehensive income	10	(2,482)	(2,408)
		22,979	21,448

		83,416	78,563

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Second Quarter 2020	Page 7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Six months ended June 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	1,605	–	1,605

Other comprehensive income	10	–	–	(74)	(74)

Balance as at June 30, 2020		4,374	21,087	(2,482)	22,979
Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209

Adjustments related to a change in accounting policy		–	10	–	10

Net income		–	2,038	–	2,038

Other comprehensive income	10	–	–	47	47

Balance as at June 30, 2019		4,374	20,789	(1,859)	23,304

The accompanying notes are an integral part of the consolidated financial statements.

Page 8	Second Quarter 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2020	2019	2020	2019

Operating activities

Net income		80	264	1,605	2,038

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	651	686	1,298	1,323

Amortization of premiums, discounts and issue expenses related to debt securities		47	51	96	104

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(48)	(111)	(84)	(223)

Other		174	128	(12)	109

Regulatory assets and liabilities		(130)	(49)	(139)	6

Change in non-cash working capital items	8	566	1,365	(839)	110
		1,340	2,334	1,925	3,467

Investing activities

Additions to property, plant and equipment		(590)	(919)	(1,292)	(1,449)

Additions to intangible assets		(60)	(28)	(96)	(64)

Acquisition of an investment	6	(5)	–	(666)	–

Net change in short-term investments and sinking fund		(840)	(825)	(1,071)	(834)

Other		(10)	2	(10)	4
		(1,505)	(1,770)	(3,135)	(2,343)

Financing activities

Issuance of long-term debt		1,697	1,284	2,975	1,771

Repayment of long-term debt		(7)	(577)	(197)	(1,062)

Cash receipts arising from credit risk management		1,349	704	3,601	1,474

Cash payments arising from credit risk management		(1,701)	(761)	(2,956)	(1,539)

Net change in borrowings		(105)	74	3,104	3,818

Dividend paid		–	–	(2,192)	(2,394)

Other		–	–	26	10
		1,233	724	4,361	2,078

Foreign currency effect on cash and cash equivalents		(22)	(9)	32	(11)

Net change in cash and cash equivalents		1,046	1,279	3,183	3,191

Cash and cash equivalents, beginning of period		3,252	3,247	1,115	1,335

Cash and cash equivalents, end of period		4,298	4,526	4,298	4,526

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2020	Page 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2020 and 2019

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2019.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2019.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until August 28, 2020, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

COVID-19 PANDEMIC

The global COVID-19 pandemic has affected Hydro-Québec’s financial and business performance in recent months. Because of the public health emergency declared by the Québec government in March, several industry sectors scaled back or shut down their operations, and then gradually resumed them as of May. Hydro-Québec’s quarterly financial results reflect this significant disruption of the economy.

Impacts include a decrease in electricity sales both in and outside Québec, an increase in operational expenditure, as well as the postponement of several investments in property, plant and equipment and intangible assets.

There continues to be great uncertainty about the scope and duration of the public health crisis and the related economic slowdown, but it is certain that the repercussions of the pandemic on Hydro-Québec’s operations will continue to be felt in the coming quarters.

Note 2	Change to Accounting Policy

STANDARD ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Page 10	Second Quarter 2020

Note 3	Regulation

DISTRIBUTION

Under the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), which was passed by Québec’s National Assembly and came into force on December 8, 2019, electricity distribution rates are frozen until March 31, 2021.

TRANSMISSION

In decisions D-2020-041 of April 17, 2020, and D-2020-063 of May 28, 2020, the Régie de l’énergie established Hydro-Québec’s power transmission rates for 2020. The authorized return on the rate base was set at 6.78%, assuming a capitalization with 30% equity.

Note 4	Depreciation and Amortization

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019

Property, plant and equipment	591	583	1,180	1,164

Intangible assets	24	26	49	51

Regulatory assets and liabilities	26	30	53	59

Retirement of capital assets	10	47	16	49
	651	686	1,298	1,323

Note 5	Financial Expenses

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019

Interest on debt securities	658	682	1,344	1,354

Net foreign exchange loss	5	4	3	7

Guarantee fees related to debt securities[a]	54	55	108	110
	717	741	1,455	1,471
Less

Capitalized financial expenses	50	46	95	89

Net investment income	16	30	38	55
	66	76	133	144
	651	665	1,322	1,327

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Investments

On February 6, 2020, Hydro-Québec acquired a 19.9% stake in Innergex énergie renouvelable inc. (TSX: INE) (“Innergex”), a renewable power producer that builds, acquires, owns and operates hydroelectric facilities, wind farms and solar farms. The purchase price was $666 million. The investment in Innergex is accounted for using the equity method.

Second Quarter 2020	Page 11

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at June 30, 2020[a]	As at December 31, 2019[a]

Forward contracts

Canadian dollars	(2,000)	(1,900)

U.S. dollars[b]	(542)	203

Swaps

Canadian dollars	(6,935)	(6,893)

U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

b)	As at June 30, 2020, sales and purchase contracts totaled US$743 million and US$201 million, respectively (nil for sales contracts and US$203 million for purchase contracts as at December 31, 2019).

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at June 30, 2020, were US$1,681 million and US$2,159 million, respectively (US$1,542 million for sales contracts and nil for purchase contracts as at December 31, 2019).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at June 30, 2020, totaled 21.2 TWh (23.4 TWh as at December 31, 2019), natural gas futures for which open positions as at June 30, 2020, totaled 0.4 million MMBtu (2.8 million MMBtu as at December 31, 2019), petroleum product swaps for which open positions as at June 30, 2020, totaled 77.3 million litres (22.3 million litres as at December 31, 2019), as well as aluminum swaps for which open positions as at June 30, 2020, totaled 146,225 tonnes (187,775 tonnes as at December 31, 2019).

Page 12	Second Quarter 2020

Note 7            Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at June 30, 2020

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,644	30	1,674

Contracts – Interest rate risk	630	35	–	665

Contracts – Price risk	–	173	79	252

	630	1,852	109	2,591

Liabilities

Contracts – Currency risk	–	(43)	(279)	(322)

Contracts – Interest rate risk	–	(98)	–	(98)

Contracts – Price risk	–	(7)	(6)	(13)

	–	(148)	(285)	(433)

Total	630	1,704	(176)	2,158

			As at December 31, 2019

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,085	9	1,094

Contracts – Interest rate risk	413	81	–	494

Contracts – Price risk	–	145	51	196

	413	1,311	60	1,784

Liabilities

Contracts – Currency risk	–	(101)	(174)	(275)

Contracts – Interest rate risk	–	(1)	–	(1)

Contracts – Price risk	–	(2)	(10)	(12)

	–	(104)	(184)	(288)

Total	413	1,207	(124)	1,496

a)	These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at June 30, 2020, $(207) million was in consideration of amounts received or disbursed

[$(165) million as at December 31, 2019] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Second Quarter 2020	Page 13

Note 7            Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at June 30, 2020				As at December 31, 2019

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet

Assets

Current	484	(160)	(179)	145	297	(18)	(93)	186

Long-term	2,107	(235)	(1,810)	62	1,487	(240)	(1,223)	24

	2,591	(395)	(1,989)	207	1,784	(258)	(1,316)	210

Liabilities

Current	(423)	386	30	(7)	(186)	156	–	(30)

Long-term	(10)	9	–	(1)	(102)	102	–	–

	(433)	395	30	(8)	(288)	258	–	(30)

Total	2,158	–	(1,959)	199	1,496	–	(1,316)	180

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at June 30, 2020, $165 million payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($133 million as at December 31, 2019).

Page 14	Second Quarter 2020

Note 7            Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended June 30, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	282	309[a]	127

Contracts – Interest rate risk	(3)	195	3[b]	1

Contracts – Price risk	–	46	(88)[c]	12
	(3)[b,d]	523	224[d]	140[d,e]

Impact of hedged items on results	4		(224)	(130)

				Three months ended June 30, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	22	167[a]	65

Contracts – Interest rate risk	(40)	79	1[b]	–

Contracts – Price risk	–	(149)	(59)[c]	(30)
	(40)[b,d]	(48)	109[d]	35[d,e]

Impact of hedged items on results	41		(109)	(75)

a)	In 2020, $22 million was recognized in Revenue ($15 million in 2019), and $287 million in Financial expenses ($152 million in 2019).

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2020, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $2,816 million, $516 million and $651 million, respectively ($2,932 million, $505 million and $665 million in 2019).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2020, $5 million was recognized in Revenue [$(33) million in 2019], $7 million in Electricity and fuel purchases ($1 million in 2019), and $128 million in Financial expenses ($67 million in 2019).

Second Quarter 2020	Page 15

Note 7            Financial Instruments (continued)

				Six months ended June 30, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(580)	(341)[a]	(82)

Contracts – Interest rate risk	(213)	414	5[b]	15

Contracts – Price risk	–	(271)	(242)[c]	(22)
	(213)[b,d]	(437)	(578)[d]	(89)[d,e]

Impact of hedged items on results	215		580	86

				Six months ended June 30, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	237	334[a]	60

Contracts – Interest rate risk	(113)	153	2[b]	2

Contracts – Price risk	–	(225)	(146)[c]	(32)
	(113)[b,d]	165	190[d]	30[d,e]

Impact of hedged items on results	115		(207)	(74)

a)	In 2020, $24 million was recognized in Revenue ($21 million in 2019), and $(365) million in Financial expenses ($313 million in 2019).

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2020, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $7,187 million, $1,095 million and $1,322 million, respectively ($7,572 million, $1,192 million and $1,327 million in 2019).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2020, $(32) million was recognized in Revenue [$(38) million in 2019], $15 million in Electricity and fuel purchases ($4 million in 2019), and $(72) million in Financial expenses ($64 million in 2019).

Page 16	Second Quarter 2020

Note 7            Financial Instruments (continued)

For the three-month period ended June 30, 2020, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges, while for the six-month period then ended, it reclassified a net loss of $2 million (nil for the three-month period ended June 30, 2019, and a net gain of $17 million for the six-month period then ended).

As at June 30, 2020, Hydro-Québec estimated the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $116 million ($100 million as at June 30, 2019).

As at June 30, 2020, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was 10 years (three years as at June 30, 2019).

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at June 30, 2020			As at December 31, 2019

	Carrying amount		Fair value	Carrying amount		Fair value

Long-term debt[a]	49,132	[b]	74,108	45,507	[b]	63,643

Perpetual debt	273		229	260		245

a)	Including the current portion.

b)

Including an amount of $1,997 million as at June 30, 2020 ($1,998 million as at December 31, 2019) for debts subject to a fair value hedge, which resulted in an adjustment of $600 million ($390 million as at December 31, 2019) in connection with the hedged risk for existing hedging relationships and of $(82) million [$(87) million as at December 31, 2019] for discontinued relationships.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at June 30, 2020, accounts receivable and other receivables included $1,754 million ($2,145 million as at December 31, 2019) from contracts with customers, of which unbilled electricity deliveries totaled $748 million ($1,317 million as at December 31, 2019).

Note 8	Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2020	2019	2020	2019

Change in non-cash working capital items

Accounts receivable and other receivables	667	1,002	174	200

Materials, fuel and supplies	(10)	–	(9)	(5)

Accounts payable and accrued liabilities	(513)	(47)	(996)	(66)

Accrued interest	422	410	(8)	(19)
	566	1,365	(839)	110

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	12	16	23	29

Increase in operating lease assets and liabilities	1	1	2	24
	13	17	25	53

Interest paid	125	147	1,224	1,092

Second Quarter 2020	Page 17

Note 9	Employee Future Benefits

			Three months ended June 30

	Pension Plan		Other plans

	2020	2019	2020	2019

Current service cost	152	108	13	11
Other components of employee future benefit cost

Interest on obligations	212	226	13	13

Expected return on plan assets	(427)	(406)	(1)	–

Amortization of net actuarial loss	71	22	8	4

Amortization of past service costs (credits)	2	2	(1)	(1)
	(142)	(156)	19	16

Net cost (credit) recognized	10	(48)	32	27

			Six months ended June 30

	Pension Plan		Other plans

	2020	2019	2020	2019

Current service cost	305	215	26	22
Other components of employee future benefit cost

Interest on obligations	424	453	26	26

Expected return on plan assets	(856)	(812)	(2)	(1)

Amortization of net actuarial loss	143	45	16	8

Amortization of past service costs (credits)	4	4	(2)	(2)
	(285)	(310)	38	31

Net cost (credit) recognized	20	(95)	64	53

Page 18	Second Quarter 2020

Note 10	Accumulated Other Comprehensive Income

			Six months ended June 30, 2020

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2019	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	437	–	5	442
Amounts reclassified to results	(578)	62	–	(516)

Other comprehensive income	(141)	62[a]	5	(74)

Balance as at June 30, 2020	(74)	(2,414)	6	(2,482)

			Six months ended June 30, 2019

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2018	(193)	(1,717)	4	(1,906)

Other comprehensive income before reclassifications	(165)	–	(1)	(166)
Amounts reclassified to results	190	23	–	213

Other comprehensive income	25	23[a]	(1)	47

Balance as at June 30, 2019	(168)	(1,694)	3	(1,859)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(99) million as at June 30, 2020 [$(32) million as at June 30, 2019].

Second Quarter 2020	Page 19

Note 11	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at June 30, 2020, the amortized cost of the long-term debts concerned was $3,318 million ($3,303 million as at December 31, 2019).

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of this claim.

As well, in November 2006 the Innus of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim.

Note 12	Segmented Information

The following tables present information on segment results and assets:

	Three months ended June 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	281	51	2,542	3	(61)	2,816	[a]

Intersegment customers	1,034	844	17	339	(2,234)[b]	–

Net income (loss)	236	159	(223)	–	(92)	80

	Three months ended June 30, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	342	21	2,567	–	2	2,932	[a]

Intersegment customers	1,040	836	21	546	(2,443)[b]	–

Net income (loss)	245	150	(123)	–	(8)	264

a)

No portion of this amount is from sources other than contracts with customers [$(8) million in 2019, of which $(1) million related to alternative revenue programs involving certain regulatory assets and liabilities].

b)	Including intersegment eliminations of $(2,708) million [$(2,921) million in 2019].

Page 20	Second Quarter 2020

Note 12            Segmented Information (continued)

	Six months ended June 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	775	100	6,397	4	(89)	7,187	[a]

Intersegment customers	2,641	1,710	37	835	(5,223)[b]	–

Net income (loss)	1,146	331	298	–	(170)	1,605

Total assets as at June 30, 2020	33,329	23,944	13,872	35	12,236	83,416

	Six months ended June 30, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	922	30	6,613	–	7	7,572	[a]

Intersegment customers	2,712	1,718	42	878	(5,350)[b]	–

Net income (loss)	1,281	342	444	–	(29)	2,038

Total assets as at June 30, 2019	33,319	23,449	13,961	40	10,495	81,264

a)

Including $84 million from sources other than contracts with customers [$(25) million in 2019], of which no amount relates to alternative revenue programs involving certain regulatory assets and liabilities [$(11) million in 2019].

b)	Including intersegment eliminations of $(6,156) million [$(6,280) million in 2019].

Note 13	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current periods.

Second Quarter 2020	Page 21

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30

Summary of Results	2020	2019	Change (%)		2020	2019	Change (%)

Revenue	2,816	2,932	4.0	i	7,187	7,572	5.1	i

Expenditure	2,085	2,003	4.1	h	4,260	4,207	1.3	h

Financial expenses	651	665	2.1	i	1,322	1,327	0.4	i

Net income	80	264	69.7	i	1,605	2,038	21.2	i

Page 22	Second Quarter 2020

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